SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended	December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to ______________________

Commission File Number 001-34813

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Oneida Savings Bank 401(k) Savings Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Oneida Financial Corp.

182 Main Street

Oneida, New York 13421-1676

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ONEIDA SAVINGS BANK 401(k) SAVINGS PLAN

Date: June 25, 2012	By:	/s/ Eric E. Stickels
	Name:	Eric E. Stickels
	Title:	President
and Chief Operating Officer,
The Oneida Savings Bank

ONEIDA SAVINGS BANK

401(K) SAVINGS PLAN

FINANCIAL STATEMENTS

December 31, 2011 and 2010

ONEIDA SAVINGS BANK

401(K) SAVINGS PLAN

FINANCIAL STATEMENTS

December 31, 2011 and 2010

*	All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Crowe Horwath LLP Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Oneida Savings Bank 401(k) Savings Plan

Oneida, New York

We have audited the accompanying statements of net assets available for benefits of the Oneida Savings Bank 401(k) Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

/s/ Crowe Horwath LLP Crowe Horwath LLP

South Bend, Indiana

June 25, 2012

1.

Oneida Savings Bank 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

Assets
	2011	2010
Investments, at fair value (Note 3)
Mutual funds	$13,350,922	$12,776,881
Stable asset collective trust	1,229,349	1,020,310
Oneida Financial Corp. common stock	4,449,430	3,676,673
Money market funds	538,162	308,946

	19,567,863	17,782,810
Receivables
Notes receivable from participants	182,485	219,788
Dividends receivable	56,204	41,647
Employer’s contributions	—	403
Participants’ contributions	—	600

Total assets and net assets,
reflecting all investments at fair value	19,806,552	18,045,248

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	9,914	16,590

Net Assets Available for Benefits	$19,816,466	$18,061,838

See accompanying notes to financial statements. 2.

Oneida Savings Bank 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions to net assets attributed to:
Interest and dividend income	$946,005

Interest income on notes receivable from participants	10,698

Contributions
Participants’ contributions	1,193,202
Participants’ rollovers	19,124
Employer’s contributions	655,808

Total additions	2,824,837

Deductions to net assets attributed to:
Benefits paid to participants	656,349
Administrative expenses	30,614
Net depreciation in fair value of investments (Note 3)	383,246
Total deductions	1,070,209

Net increase	1,754,628

Net Assets Available for Benefits – Beginning of Year	18,061,838

Net Assets Available for Benefits – End of Year	$19,816,466

See accompanying notes to financial statements. 3.

OneidaSavings Bank 401(k) Savings Plan
NOTES TO FINANCIAL Statements
December 31, 2011 and 2010

NOTE 1 – DESCRIPTION OF THE PLAN

The following brief description of the Oneida Savings Bank 401(k) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which covers substantially all employees of Oneida Savings Bank (“the Sponsor” or "the Company") who have completed three months of service with respect to salary reduction contributions and one year of service with respect to participation in employer matching contributions. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute a portion of pretax annual compensation through direct payroll withholding subject to maximum allowable contributions under the Internal Revenue Code of $16,500 for 2011. The Plan allows participants who have attained age 50 by the end of the Plan year to make catch-up contributions in accordance with Code Section 414(v). The employer safe harbor matching formula is 100% of the first 4% of compensation deferred and 50% of the next 2% of compensation deferred. The Plan allows for employer discretionary contributions; however, no discretionary contribution was made in 2011.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions and b) Plan earnings, and is charged with his or her withdrawals. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Investment Options

Upon enrollment in the Plan, participants have a choice of allocating their contributions and the Company matching contributions in 1% increments to mutual funds and a stable value fund or the Oneida Financial Corp. common stock fund. Investment elections and allocations can be changed at any time. During the year ended December 31, 2010, Oneida Financial Corporation converted from a two-tier mutual holding company format to a stock holding company structure. As a part of this conversion, participants were offered the right to purchase Oneida Financial Corp common stock at a fixed rate. As discussed in Note 6, a portion of these shares purchased were restricted from trading for a period of one year. As of December 31, 2011, all shares were unrestricted.

Payment of Benefits

Distributions resulting from retirement, death, or termination are made in the form of a lump sum payment representing the net value of the participant’s account at the valuation date. In lieu of a lump sum payment, the participant may elect to receive installment payments equal to the net value of the participant’s account. Upon termination of employment, if the account balance is less than $1,000, and the participant has not elected to receive the benefit pursuant to an optional form of benefit payment, the participant will receive a single lump sum amount equal to the value of his or her account. The Plan shall make automatic rollovers of vested account balances that are greater than $1,000 but are not more than

4.

OneidaSavings Bank 401(k) Savings Plan NOTES TO FINANCIAL Statements December 31, 2011 and 2010

NOTE 1 – DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits (Continued)

$5,000. In the case of death, the surviving spouse may elect to defer payment up to the age of 70½. Hardship withdrawals are available of up to 100% of employee deferrals, rollovers, transfer contributions, and the vested interest of the matching contribution account, subject to Internal Revenue Service guidelines. Distributions, without penalty, may be made for all vested contributions upon attainment of age 59 ½.

Retirement, Death and Disability

A participant is entitled to a distribution of 100% of his or her account balance upon retirement, death, or disability.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants are also 100% vested in Safe Harbor matching contributions plus actual earnings thereon. Vesting of discretionary contributions, plus earnings thereon, is based on years of continuous service at the rate of 20% per year.

Notes Receivable from Participants

The Plan provides that participants may borrow up to a maximum of 50% of the participant’s vested account balance not to exceed $50,000. The loans shall be repaid by the participant in such manner and in such time as the Plan’s trustee, in its sole discretion, may determine, but in no event over a period greater than five years unless the loan is a “home loan”, in which case the administrator may permit a longer repayment period. The loans bear a rate of interest commensurate with prevailing market rates.

Forfeited Accounts

At December 31, 2011 and 2010, forfeited nonvested accounts totaled $2,175 and $2,160 respectively. Forfeitures are used to offset administrative expenses of the Plan. During 2011, no forfeitures were used.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the net assets of the Plan would be distributed to each participant based upon his or her account balances as of the distribution date.

Administrative Costs

Investment manager fees are paid by the Plan; all other administrative expenses of the Plan are paid by the Sponsor. The Plan Sponsor paid certain administrative expenses in 2011.

5.

OneidaSavings Bank 401(k) Savings Plan NOTES TO FINANCIAL Statements December 31, 2011 and 2010

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting based on U.S. generally accepted accounting principles.

Valuation of Investments

The Plan’s investments are reported at fair value. Purchases and sales of securities are accounted for as of the trade dates. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned. Unrealized and realized gains and losses are combined in the Statement of Changes in Net Assets Available for Benefits and in the Notes to the Financial Statements.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the fair value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Concentration of Credit Risk

At December 31, 2011 and 2010, approximately 22% and 20%, respectively, of the Plan’s assets were invested in Oneida Financial Corp. common stock.

6.

OneidaSavings Bank 401(k) Savings Plan NOTES TO FINANCIAL Statements December 31, 2011 and 2010

NOTE 3 – INVESTMENTS

The fair value of individual investments that represent 5% or more of the net assets available for benefits as of December 31, 2011 are as follows:

2011
Collective trust:
SEI Stable Asset, at fair value	$1,229,349
Adjustment from fair value to contract value	9,914
SEI Stable Asset, at contract value	1,239,263

Mutual funds:
America Funds Growth Fnd R5	$1,539,580
Manning & Napier Pro-Blend Moderate Term	1,350,401
Manning & Napier Target 2020 K	1,203,470
Manning & Napier Target 2030 K	1,043,187
TCW Total Return Bond I	1,079,056
Oneida Financial Corp. Common Stock	4,449,430

The fair value of individual investments that represent 5% or more of the net assets available for benefits as of December 31, 2010 are as follows:

2010
Collective trust:
SEI Stable Asset, at fair value	$1,020,310
Adjustment from fair value to contract value	16,590
SEI Stable Asset, at contract value	1,036,900

Mutual funds:
America Funds Growth Fnd R5	$1,570,604
Manning & Napier Pro-Blend Moderate Term	1,390,598
Manning & Napier Target 2020 K	1,095,675
Manning & Napier Target 2030 K	934,809
TCW Total Return Bond I	1,015,603
Oneida Financial Corp. Common Stock	3,676,673

7.

OneidaSavings Bank 401(k) Savings Plan NOTES TO FINANCIAL Statements December 31, 2011 and 2010

NOTE 3 – INVESTMENTS (Continued)

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

2011

Sentinel Mid Cap Value I	$1,529
Vanguard Small Cap Growth Ind I	(15,381)
Royce Value	(48,750)
American Funds CAPWLD G & I R5	(44,235)
American Funds Europacific R5	(23,977)
Manning & Napier Target 2020 K	(123,784)
Manning & Napier Target 2030 K	(118,559)
Manning & Napier Target 2040 K	(104,300)
American Funds Growth Fnd R5	(92,834)
American Funds FDMNTL Inv R5	(32,491)
Manning & Napier Target 2010 K	(76,408)
ING Global Real Estate A	(3,880)
Lazard Emerging Markets FD OPN SH	(56,255)
Pioneer Cullen Value A	(54,983)
Perkins Mid Cap Value A	(35,179)
Blackrock US Opportunities A	(127,833)
Investco VK Small Cap Value A	(32,077)
TCW Total Return Bond I	(30,130)
Manning & Napier Income K	(13,953)
Harbor International	(41,242)
Janus Overseas	(14,770)
Manning & Napier Pro-Blend Moderate Term	(62,542)
Templeton Global Bond	(4,232)
Vanguard Short-Term US Treas	263
Total net depreciation on mutual funds	(1,156,003)

Oneida Financial Corp. Common Stock	772,757

Net depreciation	$(383,246)

NOTE 4 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants on the measurement date in the principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). There are three levels of inputs that may be used to measure fair values:

Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

8.

OneidaSavings Bank 401(k) Savings Plan NOTES TO FINANCIAL Statements December 31, 2011 and 2010

NOTE 4 – FAIR VALUE (Continued)

Level 3 – Significant unobservable inputs that reflect Plan management’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Company common stock: The fair value of investments in Company common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Mutual funds: The fair value of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Stable asset collective trust: The fair values of participation units in the stable asset collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs). The fund invests in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, with the objective of providing a high level of return that is consistent with also providing stability of investment return, preservation of capital and liquidity to pay plan benefits of its retirement plan investors. The fund provides for daily redemptions by the Plan at reported net asset value per share for participant directed withdrawals, with a twelve month advance notification requirement for withdrawals that do not meet the criteria of a participant directed withdrawal or do not appear to be in the best interest of SEI Trust Company.

Money market accounts: Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

9.

OneidaSavings Bank 401(k) Savings Plan NOTES TO FINANCIAL Statements December 31, 2011 and 2010

NOTE 4 – FAIR VALUE (Continued)

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements
	at December 31, 2011 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
Investments:	(Level 1)	(Level 2)	(Level 3)

Oneida Financial Corp. Common Stock	$4,449,430	$—	$—
Stable asset collective trust	—	1,229,349	—
Money market funds	—	538,162	—
Mutual funds:
Domestic equity mutual funds, Small Cap	868,190	—	—
Domestic equity mutual funds, Mid Cap	2,860,339	—	—
Domestic equity mutual funds, Large Cap	3,266,721	—	—
International equity mutual funds	1,171,911	—	—
Bond mutual funds	1,155,554	—	—
Life cycle mutual funds; allocated 50% equity 50% bonds	1,883,055	—	—
Life cycle mutual funds; allocated 70% equity, 0% bonds	1,358,057	—	—
Life cycle mutual fund; allocated 90% bonds, 10% equity	787,095	—	—

There were no transfers between Level 1 and Level 2 during 2011.

	Fair Value Measurements
	at December 31, 2010 Using
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
Investments:	(Level 1)	(Level 2)	(Level 3)

Oneida Financial Corp. Common Stock	$3,676,673	$—	$—
Stable asset collective trust	—	1,020,310	—
Money market funds	—	308,946	—
Mutual funds:
Domestic equity mutual funds, Small Cap	1,103,017	—	—
Domestic equity mutual funds, Mid Cap	2,489,668	—	—
Domestic equity mutual funds, Large Cap	3,323,147	—	—
International equity mutual funds	1,172,257	—	—
Bond mutual funds	1,058,186	—	—
Life cycle mutual funds; allocated 50% equity, 50% bonds	1,725,247	—	—
Life cycle mutual funds; allocated 70% equity, 30% bonds	1,209,777	—	10
Life cycle mutual fund; allocated 90% bonds, 10% equity	695,582	—	—

10.

OneidaSavings Bank 401(k) Savings Plan NOTES TO FINANCIAL Statements December 31, 2011 and 2010

NOTE 4 – FAIR VALUE (Continued)

Fully Benefit-Responsive Investment Contracts: While Plan investments are presented at fair value in the statement of net assets available for benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in fully benefit-responsive contracts through its investment in a stable value fund at December 31, 2011 and 2010.

NOTE 5 – INCOME TAX STATUS

The Internal Revenue Service issued an opinion letter dated March 31, 2008 indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the Internal Revenue Code.

NOTE 6 – PARTY IN INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others.

At December 31, 2011 and 2010, the Plan had $56,703 and $14,557 invested in a money market fund managed by Hand Benefits and Trust Company (“Hand”). At December 31, 2011 and 2010, the Plan had $481,789 and $294,389 invested in a money market fund managed by MG Trust Company LLC (“MG Trust”). As Hand is the trustee as defined by the plan and MG Trust is the custodian for certain plan assets, these transactions qualify as party-in-interest transactions. Notes receivable from participants also reflect party-in-interest transactions.

The Plan investments also included Company common stock. As of December 31, 2011 and 2010, the investment in Oneida Financial Corp. common stock was as follows:

	2011		2010
	Number	Fair	Number	Fair
	of Shares	Value	of Shares	Value

Common stock	468,366	$4,449,430	468,366	$3,676,673

At December 31, 2011 and 2010, 7% of shares outstanding were held by the Plan. During 2011, the Plan earned dividend income of $ 239,373 on its investment in Oneida Financial Corp. common stock.

11.

OneidaSavings Bank 401(k) Savings Plan NOTES TO FINANCIAL Statements December 31, 2011 and 2010

NOTE 6 – PARTY IN INTEREST TRANSACTIONS (Continued)

During the year ended December 31, 2010, the plan sponsor undertook a “second step” conversion to reorganize from a two tier mutual holding company format to a stock holding company structure. As a result, 268,740 shares allocated to participants in the 401k plan were converted based upon an exchange ratio of .9136 new shares for each share of Oneida Financial Corp common stock held at July 7, 2010. In addition, 401k participants were eligible to purchase additional shares of Oneida Financial Corp common stock in the stock offering related to the conversion. For certain members of management, these shares are being held by the plan trustee as restricted shares, ineligible for trading purposes, until one year from the purchase date when they will become eligible to be traded. The dividends received on these shares are not restricted and are eligible to be invested in offered funds, at the participant’s discretion.

Investment management fees are paid by the Plan. The Plan’s investment managers constitute parties in interest. These expenses are reflected on the Plan’s financial statements as a reduction on the return of the Plan’s investments.

12.

SUPPLEMENTAL SCHEDULE

Oneida Savings Bank 401(k) Savings Plan

Schedule OF ASSETS (HELD AT END OF YEAR), SCHEDULE H, LIne 4i

December 31, 2011

Name of Plan sponsor:	Oneida Savings Bank
Employer identification number:	15-0405820
Three digit plan number:	002

	(c)
	Description of
	(b)	Including Maturity Date		(e)
	Identity of issue, borrower	Rate of Interest, Collateral	(d)	Current
(a)	lessor, or similar party	Par or Maturity Value	Cost **	Value

	Mutual funds
	American Funds	American Funds CAPWLD G&I R5	$—	$478,380
	American Funds	American Funds Europacific R5	—	113,503
	American Funds	American Funds FDMNTL Inv R5	—	857,150
	American Funds	American Funds Growth Fnd R5	—	1,539,580
	BlackRock Funds	BlackRock US Opportunities A	—	628,868
	Harbor Funds	Harbor International	—	281,087
	ING Investments, LLC	ING Global Real Estate A	—	39,862
	Janus Investments Fund	Janus Overseas	—	36,602
	Lazard Funds	Lazard Emerging Markets FD OPN SH	—	222,477
	Manning & Napier Fund Inc.	Manning & Napier Pro-Blend Moderate	—	1,350,401
	Manning & Napier Fund Inc.	Manning & Napier Target 2010 K	—	679,585
	Manning & Napier Fund Inc.	Manning & Napier Target 2020 K	—	1,203,470
	Manning & Napier Fund Inc.	Manning & Napier Target 2030 K	—	1,043,187
	Manning & Napier Fund Inc.	Manning & Napier Target 2040 K	—	787,095
	Manning & Napier Fund Inc.	Manning & Napier Target Income K	—	314,870
	Janus Investment Fund	Perkins Mid Cap Value A	—	352,917
	Pioneer Investments	Pioneer Cullen Value A	—	869,991
	Royce fund Service, Inc.	Royce Value	—	337,490
	Sentinel Group Funds, Inc.	Sentinel Mid Cap Value I	—	190,662
	TCW Funds, Inc.	TCW Total Return Bond I	—	1,079,056
	Templeton Income Trust	Templeton Global Bond	—	39,759
	Van Kampen Equity Trust	Investco VK Small Cap Value A	—	179,508
	Vanguard Fixed Income	Vanguard Short-Term US Treas Securities Funds	—	36,739
	Vanguard Index Funds	Vanguard Small-Cap Groth Ind I	—	688,683
			—	13,350,922
		Collective Trust
	SEI Trust Company	SEI Stable Asset	—	1,239,263

13.

Oneida Savings Bank 401(k) Savings Plan

Schedule OF ASSETS (HELD AT END OF YEAR), SCHEDULE H, LIne 4i

December 31, 2011

Name of Plan sponsor:	Oneida Savings Bank
Employer identification number:	15-0405820
Three digit plan number:	002

	(c)
	Description of
	(b)	Including Maturity Date		(e)
	Identity of issue, borrower	Rate of Interest, Collateral	(d)	Current
(a)	lessor, or similar party	Par or Maturity Value	Cost **	Value

		Oneida Common Stock Fund
*	Oneida Financial Corp.	Common Stock - unrestricted	$—	$4,449,430

*	Hand Benefits and Trust Company	Money Market Account – restricted dividends	—	56,703

*	MG Trust Company LLC	Money Market Account – unitized fund	—	481,459

			—	19,577,777
		Participant Loans
*	Participant loans	4.25% – 9.25%	—	182,485

	Total investments		—	$19,760,262

*	Denotes party-in interest
**	All investments are participant directed, therefore no cost information is required.

14.